Filed by Exxon Mobil Corporation

(Commission File No.: 001-02256)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Pioneer Natural Resources Company

(Commission File No.: 001-13245)

The following abridged transcript presents questions and answers related to Exxon Mobil Corporation's announced proposed acquisition of Pioneer Natural Resources Company during Exxon Mobil Corporation's third quarter 2023 earnings call held on October 27, 2023 and posted to the Exxon Mobil Corporation website on October 30, 2023. The speakers are identified therein.

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Neil Mehta: Good morning and thanks for the update. The first question for me is on the Permian here, and Slide 17 to 19 are interesting and incremental. I was wondering, Neil, if you could take a moment to walk us through it and this is in the context of some of the investor feedback we've gotten around the transaction as folks are looking for a little more clarity on the top-line synergies that are going to come from better productivity.

Neil Chapman: Good morning, Neil. What we outlined in the slides with the earnings release is really the basis of what I always describe as real, quantifiable synergies that have created the deal space for this transaction. These synergies are already demonstrated in our existing operations, either in the Delaware or the Midland. It does not include a pipeline of new technologies that are either in the early stages of deployment or close to deployment. So, by applying what we've already demonstrated, we're confident we can recover an additional 1 billion oil-equivalent barrels, more than either Pioneer or industry could have demonstrated with their existing performance.

And in the charts, we highlight two areas. One, industry has moved to cube development. They’ve moved to cube development to get the higher net present value. We were the pioneer in that. And that's obviously to avoid the parent-child impact.

The top chart on there shows that we've been drilling cubes since 2020 - 100% in the Midland. And you can see that, over the period, Pioneer has moved to 100% cubes as well. But in 2022, when we were both developing 100% cubes, you can see we've got equivalent recovery rates, but we're at notably lower-quality acreage, lower-quality resource. So equivalent recovery at lower-quality resource.

And when we looked at truly comparable acreage – and that's really, really important, because generalizations can lead to misleading results – in the bottom, we talk about adjacent Martin County, where us and Pioneer and one of our other peers are drilling the same 10,000 lateral cubes, you can see we get a 20% higher recovery.

And that's why we're targeting, all targeting, the same interval. These are Middle Spraberry to Wolfcamp C in similar proportions. And what varies and what's the difference is the stacking and landing zones. And what varies is the optimal well spacing that we are delivering, which includes things like vertical orientation.

And just one final point on that, Neil, in terms of recovery. It's not just about how you deliver cubes. When you've got better recovery, when you've got better capital efficiency, it gives access to economically developing what we would describe as secondary benches – as you recall, like the Wolfcamp C and like Jo Mill extension. And in addition, obviously, we have other techniques that we attempt to keep confidential, which gives us this higher level of recovery.

Neil Mehta: Thank you, Neil.

Operator: The next question comes from Bob Brackett with Bernstein Research. Please go ahead.

Bob Brackett: Good morning. When you talk about your 2 million-barrel a day initial sort of view of where production from the combined entity can get to in 2027, how do I think about the gating factor? Is that a fixed rig or activity or capex program and the volume is an outcome? Or is that a volume target, and you'll adjust activity down as most synergies come through?

Neil Chapman: Yes, Bob, it's Neil, again. I want to be clear. We don't have a volume target. We have a value target, we have a volume outcome, and that's really, really important.

And for our basins, we've talked about an outcome being 1 million barrels a day by the end of 2027, based on our Delaware and Midland Basin. Based on our initial assessments of Pioneer's plans, obviously, we've had access to that through the due diligence process, we see that with similar capital spending, as Pioneer has today, when you can equate that to a similar number of rigs, we would anticipate that Pioneer's production under ExxonMobil and Pioneer's combined operations would also get to 1 million barrels a day by the end of 2027. If you add current production in the Midland Basin for both Pioneer and ExxonMobil today, it's already at 1 million barrels today.

It's really important though, volume is an outcome which is driving from the value. That's why we focus on the cube development. But I would say the basis is consistent with existing capital spending that Pioneer are making today. We do anticipate, I've just outlined, improvements in recovery. We do anticipate improvements in capital efficiency basing on the synergies that we outlined in the earnings release. But that's not really built into that outlook of 1 million barrels a day from the Pioneer operations.

Bob Brackett: Very clear, thank you.

Neil Chapman: Thank you.

***

Operator: The next question is from Stephen Richardson with Evercore ISI. Your line is open. Please go ahead.

Stephen Richardson: Great. Thank you. We are going to keep Neil busy this morning. Another one on the Pioneer disclosure. Appreciate the incrementals. I guess it sounds like, from your previous comments, the 1 million-barrel-a-day target and output is still there for the legacy Exxon position, and you're thinking about the additive from Pioneer.

Can you talk a little bit about, as you integrate the two assets, are you assuming some high-grading around some of the higher-quality acreage? Does anything -- do you envision prioritizing more activity on one asset versus the other? Or are you still kind of thinking about them as two separates?

And then also, maybe you could just talk a little bit about assumptions around acreage bolt-ons or any positions as well. Is there a lot of work to do in terms of extending some of this lateral length that you're talking about?

Neil Chapman: Yes. I mean, first of all, I would say it's very early in the process. Of course, we've done the due diligence. We're into transition now.

I think it's very important to make the point – Pioneer are a very, very capable organization. They've demonstrated that. What we're really excited about is the combination of these two organizations. Pioneer have a deep, deep understanding of the Midland Basin. As we've talked about it, this is absolutely in the fairway of Tier 1-quality resource, and Pioneer have done an exceptional job of developing that resource.

From our side, we've got a whole range of different operating techniques, development plans and technologies. And it's the integration of those that we're most excited about. And everything we've seen in the initial transition work would suggest all of that is correct.

If you just look at the acreage position, and you look at where Exxon are and – ExxonMobil are and Pioneer are, obviously, it gives an opportunity for both high-grading the inventory, and that includes bolt-ons.

And I have to say that Scott Sheffield and his organization have done an extraordinary job bolting on and increasing their acreage in the basin, and they have a very, very capable land organization, and we look forward to working with those folks.

So I think it's a combination that's going to be most powerful in developing that resource.

Darren Woods: Yes. I'll just add to what Neil said. You look at what we've been doing over the last six years, it's really been around integrating our organizations, consolidating them and making sure that we're concentrating like capabilities into the same organization, and that is paying huge dividends.

And this is no different. The intent is to fully integrate the Pioneer organization and people into our business. My expectation is we'll bring a lot of advantages to their acreage. But at the same time, we expect their people to bring a lot of advantages to other parts of our business, including what we're doing in the Delaware.

And so our whole strategy is really around the value you create by taking experts in areas and getting the collaboration and the innovation that comes from that. So there won't be a separate approach here. It will be one. And I think what you're seeing today, to Neil's point, the fact that we're at a very early stage, but as we get together and work through the plans and the development, it will be one seamless integrated organization and plan.

Neil Chapman: And Steve, just one small addition to illustrate that. I talked before that we have a basin-wide remote operations center in Houston, where we control all our operations in Houston. That's drilling, that's fracking, that's field operations – that's methane tracking, methane emissions tracking as well, from one central control center in Houston.

Obviously, our plan would be to bring in the whole Pioneer operations in time to have one central organization. What that gives you is, it gives you all of that competency, all that expertise, applied to the whole of the Midland and Delaware basins from one central control center.

Stephen Richardson: Thanks very much.

Neil Chapman: Thanks, Stephen.

Operator: The next question is from Roger Read of Wells Fargo. Your line is open. Please go ahead.

Roger Read: Thanks. Good morning. Keeping with the Upstream theme here, I'd like to dig into the, I guess, call it, slight transition here, the high value-added or high-margin liquid barrels. So specifically, kind of coming in 100,000 barrels a day higher versus 2022 as gas has declined and/or been sold, and the liquids have grown.

But as you think about the change out to 2027, the growth in Guyana, the growth in the Permian, and we compare that to where you were, say, in 2019, how do you think about the sort of total value-added liquid barrels, the impact on margins, the impact on returns? Like what's the right way for us to think about the transition of the company over roughly that 8-year period?

Neil Chapman: Well, Roger, it's Neil again. Let's just park the Pioneer acquisition for the start, for a moment, and just talk about our existing plans as ExxonMobil. Back in 2018 and 2019, I talked about the strength of our developments that we had in the pipeline. And obviously, they were headlined by Guyana and by the Permian.

And what I said at the time is what you will see is an increase in the percent of liquids in our portfolio and a reduction in the percent of dry gas of the total. And if you look, if I outlook to 2027, we will go from something sub-65% liquids to something around 70% liquids in our portfolio in 2027 and 15% or thereabouts of liquefied natural gas.

So that takes us up to 85%, I would call liquids-indexed. Obviously, 80% of our LNG sales are indexed to Brent or to crude oil. And that's a big transition, but it's driven by the quality of those resources, primarily in the Permian and Guyana. And we're going to be adding on to that, of course, the programs we have developed, we have an LNG in Papua New Guinea and then in Mozambique at the end of the decade.

I'd just add one other comment. If you take the liquids and the LNG, which should take us to 85% liquids-indexed in 2027, of the gas that remains, 7% of that is associated gas. So now it's gas associated with liquids production. So you can see that we'll be in the order of magnitude of 7% or 8% of dry gas in our portfolio at that time, and that's pre the Pioneer acquisition.

Darren Woods: Yes. I'd just add to that, Roger, if you just step back and think more conceptually around the strategy and what we're trying to do – every one of our businesses is focused on moving to the left-hand side of the cost-of-supply curve so that we remain robust to any period in the commodity cycle and making sure that we're positioned competitively versus everyone else in the industry.

And so, that drive over time to reshape the portfolio continues to move our collective production to the left and to lower cost, which at the same – and at the same time, adding higher-value barrels: we're lowering cost and increasing revenue. And so that's where the – kind of the value game is getting played out. And that's the work that we've been doing, and that's the high-grading that you've seen in the portfolio and the improvements in structural costs.

We mentioned in the top of the meeting that we've actually achieved the $9 billion in structural costs this quarter, third quarter. So a quarter ahead of what our initial plans were. We expect to see more in the fourth quarter. And as we go forward with the changes that we've been making in the organization continuing, we're going to continue to deliver more structural cost savings.

So the whole strategy is around making sure that we have the best portfolio and the most resilient portfolio so that we can basically be successful irrespective of the commodity price environment that we're in, and that we're well positioned versus others in the industry. That is the strategy, and you see that playing out certainly in the Upstream. But you also see it playing out in the Downstream, where we've been high-grading our assets there, and playing out in our Chemical business, where we continue to bring on units that produce high-performance products. So that strategy is manifesting itself in each of our businesses.

And then I'll just add on that same philosophy underpins what we're doing in Low Carbon Solutions. As we build out that business and position ourselves for the long term, it's making sure that every investment that we're making, every value chain that we're creating, Dan and his team have a clear view about where that will sit in the cost-of-supply curve, or you can think of it as the cost-of-abatement curve, and making sure that we're going to be advantaged versus the rest of the industry.

Roger Read: Great, thank you.

Darren Woods: You bet.

Operator: The next question is from John Royall of JPMorgan. Your line is open. Please go ahead.

John Royall: Hi, good morning. Thanks for taking my question. So my question is on the capex. Could you maybe help us bridge the top end that you're guiding to now for this year versus maybe the midpoint? It's a tight range, so not super material. But just any color there would be helpful.

And then I know you'll give your update in December, but is there any color you can give us directionally on what you're thinking of for next year on the legacy business prior to layering in Pioneer? Just anything on the moving pieces for capex next year would be great.

Kathy Mikells: Sure. So I would say nothing really unusual going on in capex. As you stated, it was a pretty tight range to start with, obviously, with a focus on us looking to ensure that we're investing in advantaged, high-return projects. That's exactly what we're delivering. So I would characterize this as updated guidance that's pretty consistent with our plans. And we can give you a further update when we get to that corporate plan discussion later on in December.

But we feel very good about our overall execution. As Darren mentioned earlier, we're bringing projects online at a cost and schedule that's typically within the top quintile. So we feel really good about our capabilities and our execution and our ongoing focus with our highest priority: ensuring that we're executing great projects with high returns for our shareholders.

Darren Woods: Yes, I might just add to that. As we think about the capex, we provide that range because we recognize going into the year that things move around a bit – and as we prosecute the plan, with time, we find additional opportunities. And so things move around.

If you look at where we're at through the third quarter, we are right on our plan. And so as we move forward, we're going to continue to do the things that we had planned to do last year. But I would say we're always looking for opportunities to build on the value proposition. If we see it, we're going to go after it. We're not going to constrain ourselves artificially to the guidance range if we find an opportunity set. But to date, things are moving pretty consistent with where we thought we were going to be, and frankly, as we look out going forward, continue to see a very consistent set of opportunity sets that we're going to prosecute.

I think the one change that we'll spend more time talking about in Low Carbon Solutions is, as that business matures and we establish, I'd say, an advantaged position, there are a lot of opportunities coming our way. So we're working our way through those opportunities, making sure that we focus on the highest priority ones, the ones that generate the most value and are competitive in our portfolio. And we'll talk more about that as we get into the plan release.

John Royall: Very helpful, thank you.

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Operator: The next question is from Ryan Todd of Piper Sandler. Your line is open. Please go ahead.

Ryan Todd: Thanks. Maybe one follow-up on some of the earlier Permian conversation. On the -- I mean, you were always known as developing your side of the Permian on a very long-term plan. You've built out a lot of infrastructure early on.

On the infrastructure side, as you think about this post-Pioneer transaction. On infrastructure, do you have the combined infrastructure in place that you need to arrive at the 2 million barrels a day of combined production? Will this require any additional infrastructure spend or any shift around on how you think about things versus previously anticipated? And maybe just any comments on whether you see any potential bottlenecks in the basin over the next few years.

Neil Chapman: Yes. Ryan, it's Neil. I'll take that question. I think as you're aware, there is a big difference between the Delaware and the Midland Basin. Midland Basin has got far more mature infrastructure. And I would say that Pioneer has done an exceptional job in both developing and acquiring and contracting both infrastructure to exit product and for water. It's quite a difference versus the Delaware.

Of course, in the Delaware, we had to put that infrastructure in place. We did it at scale. We've built this large central processing facility called Cowboy. We currently have a capacity there of about 250,000 barrels a day of crude and about 400 Mcfd of gas. We plan to expand that.

In Midland, most of that infrastructure already exists. So it's always going to be incremental investment, but nothing like the scale, Ryan, that we've seen in the Delaware. I feel very good about the infrastructure we put in place in the Delaware. We made that investment up front. We talked about it in 2018 and 2019. And we’re clearly benefiting from that investment that we made now. Quite a contrast in the Midland.

Darren Woods: Yes. I would add to that, if you go back in time, as we were looking at the integrated value chain, we were certainly focused on the molecules that we are producing in the Permian, but we also recognized there's an opportunity for us to take advantage of the geographic locale and the proximity to our facilities in the Gulf Coast to optimize broader Permian production. And so we built logistic systems, the pipeline systems, the capability within our facility to manage that.

And so what we're now going to be bringing into the portfolio in the Midland fits very well with this broader play of an integrated value chain and making sure that we're maximizing the value of those molecules for own facilities.

And as we've said earlier on when we first introduced this deal, that piece of the equation, which we believe there is a value opportunity on in terms of better managing the molecules through the whole – from end to end, from the crude clear through to the finished products – we believe there's additional opportunity there. We got to get in and work through the details of that.

My view is that's additional upside to what we've been talking about. It's one I feel really good about and one that, frankly, we anticipated early on by making sure that we built the capacity ahead of actually needing it for our own molecules. So we’re in a very good position there.

Neil Chapman: And Ryan, I didn’t answer your question, do we anticipate any bottlenecks? I mean, the answer to that is, based on what we have seen so far during the transition work and the due diligence, the answer is no, we don’t see any bottlenecks in getting to the production levels that we anticipate.

Ryan Todd: Great, thank you.

Darren Woods: Thank you.

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Operator: Our next question is from Paul Cheng with Scotiabank. Your line is open. Please go ahead.

Paul Cheng: Thank you, good morning.

Darren Woods: Good Morning.

Paul Cheng: Good morning. Neil, the industry in the Permian, whether it’s for emission reason or for cost efficiency, seems to move and turn to electricity the operation as much as we could. Can you share with us, where is Exxon in that journey? How far are you in terms of electrifying your operation in the Permian?

And when you’re comparing to Pioneer, I don’t know whether you have the information that you can share and whether that you guys are ahead of them or that this will be part of the $2 billion of the synergy benefit, or that if you’re going to do more aggressively on that, this is going to be on top. Thank you.

Neil Chapman: Yes. Thanks, Paul. Good to hear from you. From our perspective, we have, I think, 17 rigs running right now in the Permian. All of those rigs are electrified. So we’re 100% on rigs, and we’re working on fracs.

Right now, I think we have one electric frac out of six frac crews running in the Permian. This is all part of our drive to get to Permian net zero that we’ve said we will get to by 2030. Our plans are in place for that, and we’re on schedule for it.

I mean, that program goes as simple as this, is you have to reduce methane emissions. We’re well on track with reducing methane emissions. We have no routine flaring in the Permian. Now we’ve replaced over 6,400 pneumatic devices. So you eliminate and you reduce methane emissions. Then you electrify your operations. And as I’ve just described, we’re a long way down the road in terms of electrification. And then we have to secure renewable electricity for those rigs and frac crews. And we’re – that’s the program we’re working on.

In terms of Pioneer, I don’t have those numbers of Pioneer in terms of where they are on electrification. But what we have said is that we’re going to advance Pioneer’s target to go to net zero from 2050 to 2035, so 15 years sooner than anticipated. And that will follow that same protocol, that same process of reducing methane, electrification, and then securing renewable electricity.

Darren Woods: Yes. I would add to that. I think Scott and the team at Pioneer have been – this has been an area of focus for them. And I know they’ve worked hard to drive those down. The advantage that we bring is we’ve got a large organization, more resources. We’ve got a technical organization that has been leaning into the space and working broadly with the industry and other organizations to develop the technology to better measure, better manage methane.

Neil talked about the central organization that we’ve put in place to kind of monitor everything that’s happening out in the unconventional space to make sure that we’re responding in real time to things that we’re seeing through the centralized operating center. Bringing the Pioneer portfolio into that center and then allowing us to apply a lot of the work that, frankly, our scale and size has allowed us to advance, I think it’s going to make a big improvement in what we’re doing with Pioneer just by bringing additional capability there. I think the culture and the mindset is already in place. We’re now going to bring some additional resources and tools to apply.

And so my expectation is that we’re going to see – we're going to raise the game here just because we're bringing some additional capability to support what was already, I think, a very important focus for the Pioneer organization.

Paul Cheng: Thank you. And Neil, just the saving from your – the electrification is already built in into that $2 billion synergy benefit?

Neil Chapman: Yes. I mean, in terms of the synergy benefits, I mean, as you know and we've talked about many, many times, it's not just about the cost of the rig, it's about the quality of the rig and the performance of the rig. But electrification of those rigs doesn't really impact that. The electrification of all of those facilities is built into our plans going forward.

Darren Woods: Yes. I would say the – our drive to bring their net zero commitment forward by 15 years, we've also built that into our thinking around – and get net synergies there. So we've comprehended the additional effort required to improve the emissions profile and bring their net zero ambitions forward. So all that's netted with our synergy numbers.

Paul Cheng: Thank you.

Darren Woods: You bet.

Operator: The next question is Josh Silverstein with UBS. Your line is open. Please go ahead.

Josh Silverstein: Good morning, everyone.

Darren Woods: Good morning.

Josh Silverstein: Good morning. On the Pioneer acquisition call, you had mentioned that the inventory of the combined companies in the Permian was around 15, 20 years. I was just curious how that may be split between the Pioneer asset and your Delaware asset. And does it contemplate the accelerated growth rate you previously outlined, longer laterals or potential plateau? So I'm just curious to get some more details there because there was a view of Pioneer having over 20 years of inventory. So any more details there would be helpful.

Neil Chapman: Yes. I think, Josh, it's early stages. I mean, the numbers that we gave, and you just referenced in our initial release is based on our understanding. We'd certainly say that the combined resources of the 2 companies is order of magnitude 16 billion oil-equivalent barrels. That's 15 to 20 years life.

Most of our resources, as you're aware, is in the Delaware side. Obviously, Pioneer is exclusive in the Midland side. Yes. So I mean, that's where it is. It's based on our early assessments.

Josh Silverstein: Yes. Got it. Well, if there was just any more details just on – as far as like what your split may be of that 16 billion versus what theirs may be.

Neil Chapman: Yes. I mean, their close – I would say in total Exxon is closer to 9, Pioneer is closer to 7, is what I would say in total. But that's based on our initial understanding.

Darren Woods: For the resource.

Neil Chapman: For the resource, yes.

Josh Silverstein: Ok, thanks.

Operator: We have time for one more question. Our final question is from Sam Margolin of Wolfe Research. Your line is open. Please go ahead.

Sam Margolin: Good morning. Thanks for taking the question at the end. I wanted to follow up on the capital allocation question and the dividend increase specifically. We've talked a lot about this in the past, but this dividend increase looks like it's roughly the same as the amount of the share repurchase in terms of percentage. And I know you're issuing shares for Pioneer, but you've also got a pathway to a lot of Upstream growth. And then Downstream is growing, too, as we learned about in the Product Solutions spotlight. And you're running with sort of a significant operational cash surplus on a recurring basis even before this growth.

And so I'm just wondering about your thoughts on dividend growth going forward, and if we are sort of through this period where you were tending to the balance sheet and the portfolio and now some of this growth will translate to sort of a dividend CAGR that is in line with the operations. Thanks.

Kathy Mikells: Sure. So we have always said we're looking to ensure we have a dividend that's sustainable, competitive, and growing. I think the increase of $0.04 to the quarterly dividend is very reflective of that, right? I think it also reflects the overall confidence that we have in the business and the underlying improvement in earnings power that we've seen over the last couple of years.

I mean, by any metric, this is a really strong quarter. Whether you look at earnings, cash, shareholder returns, it was a very strong quarter. And we have a great degree of confidence in the business. So we increased the dividend a bit more than we did about a year ago. Obviously, we have a cadence now of looking at the dividend in the fourth quarter of the year. And that increase is very reflective of our confidence in the business and our underlying performance.

Darren Woods: Yes. I'll just add to that, Sam. Obviously, we view the dividend as a commitment. And as we saw through the pandemic, even when things get tough, we work hard to make sure that we're continuing to deliver on that commitment to our shareholders.

And, as we think about going forward and the volatility in the markets and the commodity cycle, we need to make sure that, as we think about growth in the dividend, that we also think about sustainability and the ability to deliver on that commitment, irrespective of what the market throws at us. So that goes into the equation as we think about that going forward.

And when we've got additional cash that we want to distribute, we've always got the buyback, which obviously, as Kathy said, we're looking to have a more consistent level of that as well. So that's kind of how we're thinking about it. Thanks for the question.

Sam Margolin: Thank you.

***

Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between Exxon Mobil Corporation (“ExxonMobil”) and Pioneer Natural Resources Company (“Pioneer”), ExxonMobil and Pioneer will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 filed by ExxonMobil that will include a proxy statement of Pioneer that also constitutes a prospectus of ExxonMobil. A definitive proxy statement/prospectus will be mailed to stockholders of Pioneer. This communication is not a substitute for the registration statement, proxy statement or prospectus or any other document that ExxonMobil or Pioneer (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF EXXONMOBIL AND PIONEER ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available), as well as other filings containing important information about ExxonMobil or Pioneer, without charge at the SEC’s Internet website (http://www.sec.gov). Copies of the documents filed with the SEC by ExxonMobil will be available free of charge under the tab “SEC Filings” on the “Investors” page of ExxonMobil’s internet website at www.exxonmobil.com or by contacting ExxonMobil’s Investor Relations Department at investor.relations@exxonmobil.com. Copies of the documents filed with the SEC by Pioneer will be available free of charge on Pioneer’s internet website at https:// investors.pxd.com/investors/financials/sec-filings/. The information included on, or accessible through, ExxonMobil’s or Pioneer’s website is not incorporated by reference into this communication.

Participants in the Solicitation

ExxonMobil, Pioneer, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Pioneer is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 13, 2023, in its Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 23, 2023, in its Form 8-K filed on May 30, 2023, in its Form 8-K filed on April 26, 2023 and in its Form 8-K filed on February 13, 2023. Information about the directors and executive officers of ExxonMobil is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 13, 2023, in its Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 22, 2023, in its Form 8-K filed on June 6, 2023 and in its Form 8-K filed on February 24, 2023. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of ExxonMobil and Pioneer, that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the completion of the proposed transaction on anticipated terms and timing, or at all, including obtaining regulatory approvals that may be required on anticipated terms and Pioneer stockholder approval; anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the proposed transaction, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the ability of ExxonMobil and Pioneer to integrate the business successfully and to achieve anticipated synergies and value creation; potential litigation relating to the proposed transaction that could be instituted against ExxonMobil, Pioneer or their respective directors; the risk that disruptions from the proposed transaction will harm ExxonMobil’s or Pioneer’s business, including current plans and operations and that management’s time and attention will be diverted on transaction-related issues; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; rating agency actions and ExxonMobil and Pioneer’s ability to access short- and long-term debt markets on a timely and affordable basis; legislative, regulatory and economic developments, including regulatory implementation of the Inflation Reduction Act, timely and attractive permitting for carbon capture and storage by applicable federal and state regulators, and other regulatory actions targeting public companies in the oil and gas industry and changes in local, national, or international laws, regulations, and policies affecting ExxonMobil and Pioneer including with respect to the environment; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the proposed transaction that could affect ExxonMobil’s and/or Pioneer’s financial performance and operating results; certain restrictions during the pendency of the proposed transaction that may impact Pioneer’s ability to pursue certain business opportunities or strategic transactions or otherwise operate its business; acts of terrorism or outbreak of war, hostilities, civil unrest, attacks against ExxonMobil or Pioneer, and other political or security disturbances; dilution caused by ExxonMobil’s issuance of additional shares of its common stock in connection with the proposed transaction; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; changes in policy and consumer support for emission-reduction products and technology; the impacts of pandemics or other public health crises, including the effects of government responses on people and economies; global or regional changes in the supply and demand for oil, natural gas, petrochemicals, and feedstocks and other market or economic conditions that impact demand, prices and differentials, including reservoir performance; changes in technical or operating conditions, including unforeseen technical difficulties; those risks described in Item 1A of ExxonMobil’s Annual Report on Form 10-K, filed with the SEC on February 22, 2023, and subsequent reports on Forms 10-Q and 8-K, as well as under the heading “Factors Affecting Future Results” under the tab “Resources” on the Investors page of ExxonMobil’s website at www.exxonmobil.com (information included on or accessible through ExxonMobil’s website is not incorporated by reference into this communication); those risks described in Item 1A of Pioneer’s Annual Report on Form 10-K, filed with the SEC on February 23, 2023, and subsequent reports on Forms 10-Q and 8-K; and those risks that will be described in the registration statement on Form S-4 and accompanying prospectus available from the sources indicated above. References to resources or other quantities of oil or natural gas may include amounts that ExxonMobil or Pioneer believe will ultimately be produced, but that are not yet classified as “proved reserves” under SEC definitions.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Neither ExxonMobil nor Pioneer assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this communication nor the continued availability of this communication in archive form on ExxonMobil’s or Pioneer’s website should be deemed to constitute an update or re-affirmation of these statements as of any future date.

Actions needed to advance ExxonMobil’s 2030 and 2035 greenhouse gas emission-reductions plans are incorporated into its medium-term business plans, which are updated annually. The reference case for planning beyond 2030 is based on the Company’s Energy Outlook research and publication. The Outlook is reflective of the existing global policy environment, the Energy Outlook does not attempt to project the degree of required future policy and technology advancement and deployment for the world, or ExxonMobil, to meet net zero by 2050. As future policies and technology advancements emerge, they will be incorporated into the Outlook, and the Company’s business plans will be updated accordingly. Actual future results, including the achievement of net zero in Upstream Permian Basin unconventional operated assets by 2030/2035 and plans to lower methane emissions from operated assets, to increase water recycling in our combined Permian operations, and to feed hydrogen, ammonia, and carbon capture projects could vary depending on the ability to execute operational objectives on a timely and successful basis; policy support for emission-reduction products and technologies; changes in laws, regulations and international treaties regarding lower emission technologies and projects; government incentives; unforeseen technical or operational difficulties; the outcome of research efforts and future technology developments, including the ability to scale projects, technologies, and markets on a commercially competitive basis; changes in supply and demand and other market factors affecting future prices of oil, gas, and petrochemical products; the actions of competitors; and other factors discussed in this release and in the additional Forward Looking Statement disclaimer included above.

All references to production rates, project capacity, resource size, and acreage are on a gross basis, unless otherwise noted.